UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE

SECURITIES EXCHANGE ACT OF 1934

Filed by: Shareholder

Filed pursuant to Rule: 14a-6(g)(1)

Date: 2026-02-25

SUPPLEMENTAL SOLICITING MATERIAL

Regarding Shareholder Proposal:

Review and Report on Disability Inclusion and Accessibility

This communication is submitted by a shareholder of The Walt Disney Company in response to the Company's recommendation that shareholders vote AGAINST the above-referenced proposal.

WHAT THIS PROPOSAL IS AND IS NOT

The proposal does not seek to direct operational policy, mandate specific accommodations, or constrain management discretion. It does not prescribe particular outcomes or require the Company to adopt or reverse any specific business practices.

Rather, the proposal requests an independent assessment of disability inclusion and accessibility practices from a legal, financial, and reputational risk perspective. The requested review is intended to inform board-level oversight and shareholder understanding of potential risk exposure and improvement opportunities.

COMPANY ACTIONS RELEVANT TO SHAREHOLDER EVALUATION

In evaluating this proposal, shareholders may consider the sequence of actions taken by the Company with respect to its inclusion in the proxy materials.

Initially, the Company sought to exclude the proposal, asserting that it related to ordinary business operations and that the subject matter was already addressed through existing internal oversight mechanisms. The Company subsequently withdrew its exclusion request and instead recommended that shareholders vote against the proposal.

In opposing the proposal, the Company devoted substantial discussion to the potential costs, risks, and unintended consequences associated with an independent review. The Company further emphasized that such a review could be unnecessary or duplicative given existing governance structures.

This sequence is relevant to shareholders assessing whether the subject matter presents considerations beyond routine operations.

PROCESS ASSURANCES AND OUTCOME VISIBILITY

The Company's opposition materials emphasize the existence of internal governance frameworks, controls, and review processes related to disability inclusion and accessibility. While the presence of such processes is acknowledged, the effectiveness of oversight is most appropriately evaluated by reference to outcomes rather than structure alone.

The Company's materials provide limited disclosure regarding outcome-based metrics following recent changes to its Disability Access Service, including changes in access patterns, guest experience, or safety considerations. The absence of outcome-focused information may be relevant to shareholders evaluating whether existing processes are effectively mitigating identified risks.

EXTERNAL RISK INDICATORS

The proposal arises in the context of ongoing litigation, sustained national media coverage, and continued public scrutiny related to the Company's disability access policies. These external indicators suggest that the matter has evolved beyond a purely operational consideration and may warrant enhanced board-level oversight.

The presence of legal and reputational risk signals is relevant to shareholders assessing enterprise risk, particularly where such risks involve guest-facing systems and brand trust.

INDEPENDENT REVIEW AS AN OVERSIGHT TOOL

Independent third-party reviews are a commonly accepted governance mechanism used to assess whether existing processes are effectively addressing legal, financial, and reputational risks.

Importantly, the proposal permits the Company to select the reviewer and define the scope of the assessment, thereby preserving board authority and managerial discretion. The proposal does not require the Company to implement specific policy changes or adopt the reviewer's recommendations.

The requested disclosure is summary in nature and is intended to provide shareholders with incremental transparency regarding risk oversight.

SCOPE AND BURDEN

We do not believe the proposal is unduly prescriptive or operationally burdensome. It does not mandate changes to existing programs, nor does it impose material constraints on management.

Given the limited and non-intrusive nature of the request, shareholders may reasonably conclude that the potential benefits of enhanced oversight and transparency outweigh the associated costs.

CONCLUSION

Considering the Company's own actions, the presence of ongoing legal and reputational risk indicators, and the limited scope of the proposal, an independent review may provide incremental governance value. The proposal preserves board discretion while offering shareholders additional insight into how identified risks are being evaluated and managed.

Accordingly, shareholders are encouraged to vote FOR the proposal.